Exhibit 99.1

plastec technologies Reports FISCAL 2015 FINANCIAL RESULTS;

Announces FINAL 2015 CASH DIVIDEND OF $0.20 per share

Hong Kong – March 22, 2016 – Plastec Technologies, Ltd. - (OTCBB: PLTYF (ordinary shares), PLTEF (units)) (the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China and Thailand, today reported audited financial results for the fiscal 2015 year ended December 31, 2015. The Company also announced that its Board of Directors has declared a final cash dividend for the fiscal year ended December 31, 2015 of $0.20 per ordinary share. The dividend will be payable on or about April 12, 2016 to shareholders of record as of April 05, 2016. See financial tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8.

Fiscal 2015 Financial and Operating Highlights

(all comparisons to prior year)

•	Sales of $166.5 million, an increase of 7.5% compared to $154.8 million
•	Gross margin of 25.6%, compared to 25.0%
•	Adjusted EBITDA of $32.4 million, compared to $33.1 million
•	Net income of $16.8 million, or $1.30 per diluted share based on 12.9 million diluted shares outstanding, compared to $21.5 million, or $1.67 per diluted share based on 12.9 million diluted shares outstanding
•	$31.0 million in cash generated from operations for the year ended December 31, 2015, compared to $32.8 million

Balance Sheet Highlights

•	$73.4 million in working capital at December 31, 2015, compared to $82.5 million at December 31, 2014

•	Book value per share increased to $9.32 at December 31, 2015, compared to $9.25 at December 31, 2014

Dividends Distribution

•	In May 2015, the Company’s Board of Directors declared a special one-time cash dividend of $0.90 on each outstanding ordinary share. The special cash dividend was paid on or about June 02, 2015 to shareholders of record as of May 26, 2015.

•	In August 2015, the Company’s Board of Directors declared an interim cash dividend of $0.10 per ordinary share for the fiscal 2015-second quarter ended June 30, 2015. The interim cash dividend was paid on or about August 27, 2015 to shareholders of record as of August 20, 2015.

•	The Company also announced today that its Board of Directors has declared a final cash dividend for the fiscal year ended December 31, 2015 of $0.20 per ordinary share. The dividend will be payable on or about April 12, 2016 to shareholders of record as of April 05, 2016.

Update on Share Transfer Agreement

In December 2015, the Company’s shareholders voted to approve the previously announced Share Transfer Agreement with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”), pursuant to which SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary, the entirety of the Company’s shareholding interests in its wholly-owned subsidiary, Plastec International Holdings Limited.

Closing is expected in 2016 and is contingent on certain closing conditions including SYB’s receipt of external financing.

Management Comments

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “In 2015, we achieved incremental margin expansion in light of a challenging macro environment in the consumer products sector and maintained strong cash flows throughout the year. We were pleased that Plastec increased margins throughout our market segments by capturing more first-run product lines from our long-term customers. The Company successfully improved effective capacity in both its China and Thailand facilities while maintaining a low-cost infrastructure. We believe that our strong financial condition has and will continue to benefit the Company, as many of our lesser capitalized competitors were not able to consistently upgrade their facilities at a regular pace. Plastec continued to utilize its cash flow to reinvest in our business throughout 2015, and we feel this has the Company positioned well in the coming year.”

Plastec Technologies, Ltd.	Page 2
March 22, 2016

Chairman Sze-To continued, “We were pleased to announce a final cash dividend for fiscal 2015, which is a continuation of our capital management strategy. During 2015, we returned $15.5 million in distributions to shareholders as a reward for their support in light of another strong year of cash generation at Plastec. We also continue to progress on the sale of our plastic injection molding business to SYB. We were pleased to have reached a favorable valuation for the business. We expect the transaction process to continue throughout 2016 and will keep investors apprised of its progress.”

Selected Financial Highlights in USD ($ in millions, except number of shares and per share data)
	Year ended December 31, 2015	Year ended December 31, 2014	Percentage Change
Sales	$166.5	$154.8	7.5%
Cost of Revenues	$123.9	$116.1	6.8%
Gross Profit	$42.6	$38.8	9.7%
Gross Profit Margin	25.6%	25.0%	0.6 pts

Income from Operations	$20.7	$24.5	(15.6%)
Operating Margin	12.5%	15.9%	-3.4 pts

Net Income	$16.8	$21.5	(21.7%)
Net Margin	10.1%	13.9%	-3.8 pts

Weighted Average Number of Diluted Ordinary Shares Outstanding	12,938,128	12,938,128	-
Diluted EPS	$1.30	$1.67	(22.2%)
Adjusted EBITDA*	$32.4	$33.1	(2.2%)

*Reconciliation table at end of release

Balance Sheet Highlights (USD in Millions)
	12/31/2015	12/31/2014	Percentage Change
Cash and Cash Equivalents	$60.9	$67.8	(10.1%)
Total Current Assets	$119.8	$122.2	(2.0%)
Total Assets	$167.0	$163.0	2.5%
Working Capital	$73.4	$82.5	(11.1%)
Total Long-term Debt	$0	$3.7	N/A
Total Liabilities	$46.4	$43.4	7.1%
Shareholders’ Equity	$120.6	$119.6	0.8%
Total Liabilities and Shareholders' Equity	$167.0	$163.0	2.5%

FY 2015 Financial Review

•	Total sales for the year ended December 31, 2015 were $166.5 million, compared to $154.8 million in the prior-year. The increase was largely due to Plastec attracting new customers, as well as increased production from existing clientele.

•	For the year ended December 31, 2015, the Company’s gross profit was $42.6 million, or 25.6% of revenues, compared to $38.8 million, or 25.0% of revenues, in the prior-year. The Company’s slightly higher gross margin was largely due to a product mix that included new product orders, which typically generate a greater margin, and cost containment.

Plastec Technologies, Ltd.	Page 3
March 22, 2016

•	Income from operations was $20.7 million, or 12.5% of revenues, for fiscal year 2015, compared to $24.5 million, or 15.9% of revenues, in the prior-year. The Company generated lower income from operations and operating margin as compared to the prior year, mainly because of the inclusion of a one-off gain on disposal of a subsidiary in the prior year.

•	Adjusted EBITDA for the year ended December 31, 2015 was $32.4 million, compared to $33.1 million in the prior-year.

•	For the fiscal year ended December 31, 2015, net income was $16.8 million, or $1.30 per share based on approximately 12.9 million weighted average diluted shares outstanding, compared to $21.5 million, or $1.67 per share based on approximately 12.9 million weighted average diluted shares, in the prior-year.

Update on Securities Repurchase Plan

The Company has a repurchase plan in place, expanded and extended through September 25, 2016, allowing it to purchase up to $5 million of its securities in both open market and privately negotiated transactions at the discretion of the Company’s management and as market conditions allow; which repurchase plan may be suspended, modified or discontinued without any notice at any time. As of the date of this press release, the Company had repurchased 586,010 ordinary shares, 547,600 warrants and no units under the current plan.

About Plastec

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China and Thailand through its wholly owned subsidiaries. With around 4,400 employees, Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

Eli D. Scher, Director

eli@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

In China

Katherine Yao, Associate

86 10 6587 6435

kyao@equityny.com

Plastec Technologies, Ltd.	Page 4
March 22, 2016

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Audited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,
	2014	2015
	HK$	HK$

Revenues	1,207,811	1,298,493
Cost of revenues	(905,280)	(966,539)
Gross profit	302,531	331,954

Operating expenses, net
Selling, general and administrative expenses	(152,912)	(173,238)
Other income	7,737	6,594
Write-off of property, plant and equipment	(442)	(7,134)
Gain on disposal of property, plant and equipment	5,420	3,494
Gain on disposal of subsidiary	29,125	-
Total operating expenses, net	(111,072)	(170,284)

Income from operations	191,459	161,670

Interest income	1,530	1,339
Interest expense	(1,688)	(1,428)
Income before income tax expense	191,301	161,581

Income tax expense	(23,480)	(30,246)
Net income	167,821	131,335

Other comprehensive income
Foreign currency translation adjustment	(7,764)	(2,538)
Comprehensive income attributable to Plastec Technologies, Ltd.	160,057	128,797

Net income per share

Weighted average number of ordinary shares	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128

Basic income per share attributable to Plastec Technologies, Ltd.	HK$13.0	HK$10.2

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$13.0	HK$10.2

Plastec Technologies, Ltd.	Page 5
March 22, 2016

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS (Audited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2014	2015
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	528,527	475,361
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of December 31, 2014 and 2015, respectively	278,553	303,681
Inventories	96,030	105,221
Bills receivable	-	5,782
Deposits, prepayment and other receivables	50,204	44,473
Total current assets	953,314	934,518

Property, plant and equipment, net	283,500	336,491
Prepaid lease payments, net	19,692	18,165
Deferred tax assets	14,212	13,260
Intangible assets	438	438
Total assets	1,271,156	1,302,872

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	21,429	29,223
Trade payables	125,854	111,658
Other payables and accruals	103,576	152,095
Tax payable	58,736	69,210
Total current liabilities	309,595	362,186

Borrowings	28,571	-
Total liabilities	338,166	362,186

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2014 and 2015, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	10,137	7,599
Retained earnings	896,703	906,937
Total shareholders’ equity	932,990	940,686

Total liabilities and shareholders’ equity	1,271,156	1,302,872

Plastec Technologies, Ltd.	Page 6
March 22, 2016

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Audited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,
	2014	2015
	HK$	HK$
Operating activities
Net income	167,821	131,335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108,927	94,229
Net gain on disposal of property, plant and equipment	(5,420)	(3,494)
Gain on disposal of a subsidiary	(29,125)	-
Write-off of property, plant and equipment	442	7,134
Impairment on inventories	354	(680)
Deferred tax charge	(2,681)	757
Changes in operating assets and liabilities:
Trade receivables	(9,134)	(25,128)
Inventories	10,674	(8,511)
Deposits, prepayment and other receivables	(14,280)	1,479
Trade payables	20,427	(14,196)
Other payables and accruals	(12,444)	49,827
Tax payables	20,660	8,935
Net cash provided by operating activities	256,221	241,687

Investing activities
Purchase of property, plant and equipment	(50,521)	(159,377)
Proceeds from disposal of property, plant and equipment	7,138	8,940
Net proceeds from disposal of a subsidiary	43,015	-
Deposits for purchase of property, plant and equipment	-	-
Net cash used in investing activities	(368)	(150,437)

Financing activities
Repurchases of shares/warrants	(406)	-
Proceeds from bank borrowings	74,155	49,548
Repayment of bank borrowings	(111,937)	(70,325)
Dividends paid	(30,275)	(121,101)
Net cash used in financing activities	(68,463)	(141,878)

Net increase/(decrease) in cash and cash equivalents	187,390	(50,628)

Effect of exchange rate changes on cash and cash equivalents	(7,764)	(2,538)
Cash and cash equivalents, beginning of year	348,901	528,527
Cash and cash equivalents, end of year	528,527	475,361

Supplementary disclosures of cash flow information:
Interest paid, net	158	90

Income taxes paid	5,501	20,554

Plastec Technologies, Ltd.	Page 7
March 22, 2016

PLASTEC TECHNOLOGIES, LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

(Hong Kong dollars in thousands)

		Year Ended
		Dec 31	Dec 31
		2014	2015
		HKD	HKD
Net Income (note)		125,981	128,381

Plus	Interest expenses	1,688	1,428
Minus	Interest income	(1,530)	(1,339)
Plus	Income tax expenses	23,480	30,246

Income from operations		149,619	158,716

Plus	Depreciation and Amortization	108,927	94,229

Adjusted EBITDA		258,546	252,945

Note: Excl. other income and gain on disposals/written -off

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards. Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance. EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization